FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of a Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Act of 1934

For the month of	August	2003
Acetex Corporation
(Translation of registrant’s name into English)
750 World Trade Centre, 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1
(Translation of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F	Form 40-F	✓

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	✓

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acetex Corporation By: /s/ “David W. Ross”
Date: August 11, 2003	Name: David W. Ross Title: Corporate Secretary

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit	Page
Material Change Report dated August 12, 2003	3

MATERIAL CHANGE REPORT

PURSUANT TO

Section 85(1) of the Securities Act (British Columbia)
Section 146(1) of the Securities Act (Alberta)
Section 84(1) of The Securities Act 1988 (Saskatchewan)
Section 75(2) of the Securities Act (Ontario)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of The Securities Act, 1990 (Newfoundland and Labrador)

1.

REPORTING ISSUER

Acetex Corporation (or the "Company")

2.

DATE OF MATERIAL CHANGE

August 5, 2003

3.

PRESS RELEASE

A press release disclosing the material change was issued by the Company on August 5, 2003.  A copy of the press release is attached hereto as Appendix "A".

4.

SUMMARY OF MATERIAL CHANGE

Acetex's wholly owned subsidiary amalgamated with AT Plastics, Inc. ("AT Plastics") on August 5, 2003.  The amalgamated subsidiary will continue to operate under the name AT Plastics, Inc.  Shareholders of AT Plastics received 1 Acetex Common Share for each 6 shares of AT Plastics and former AT Plastics shareholders now hold approximately 25% of the issued and outstanding Common Shares of Acetex.  Approximately 8,370,574 Acetex Common Shares were issued in the amalgamation.  Concurrent with the amalgamation Acetex completed a private placement of US $75,000,000 10 7/8% bonds due August 2009.  The proceeds were applied to reduce a portion of the outstanding indebtedness of AT Plastics.

5.

FULL DESCRIPTION OF MATERIAL CHANGE

Please see the press release attached hereto as Appendix "A".

6.

RELIANCE ON CONFIDENTIALITY SECTION OF THE ACT

Not applicable

7.

OMITTED INFORMATION

Not applicable

8.

STATEMENT OF SENIOR OFFICER

Further information regarding the matters described in this report may be obtained from Mr. David Ross, Corporate Secretary, who is knowledgeable about the details of the material change and may be contacted at (403) 260-0296.

The foregoing accurately disclosed the material change referred to herein.

DATED at Calgary, Alberta this 12th day of August, 2003.

ACETEX CORPORATION

By:

(signed) David W. Ross

David W. Ross

Corporate Secretary

APPENDIX “A”

FOR IMMEDIATE RELEASE

ACETEX CORPORATION AND AT PLASTICS INC. AMALGAMATION COMPLETED

Vancouver, BC – August 5, 2003 - Acetex Corporation (TSX: ATX) today announced the completion of its amalgamation with AT Plastics Inc. (TSX: ATP) and the creation of an integrated chemical company focusing on specialty plastics and intermediate chemicals serving customers around the world.  At a special shareholder meeting held August 1, 2003, AT Plastics shareholders voted 95.5% in favour of the amalgamation.  AT Plastics has become a wholly-owned subsidiary of Acetex and will continue to operate under the name AT Plastics Inc.

Shareholders of AT Plastics received one Acetex common share for each six shares of AT Plastics.  Former AT Plastics’ shareholders now own approximately 25% of the issued and outstanding common shares of Acetex.  The total value of the transaction was approximately Cdn $200 million.

As a condition of the amalgamation, Acetex completed the private placement today of US$75 million of 10 7/8% bonds due August 2009, in order to repay part of the indebtedness of AT Plastics.

“We are very pleased with the resounding support given by AT Plastics shareholders to the merger,” said Brooke N. Wade, Chairman and Chief Executive Officer of Acetex.  “The refinancing of the debt of AT Plastics has positioned the Company to take advantage of niche markets in both the Specialty Polymers and Films businesses.  We anticipate a very brief integration period as our two businesses operate primarily on a standalone basis in different geographical markets.”

With the AT Plastics merger, Acetex Corporation has two primary businesses – the existing Acetyls business and the AT Plastics businesses.  Our Acetyls business is Europe's second largest producer of acetic acid and polyvinyl alcohol and third largest producer of vinyl acetate monomer. These chemicals and their derivatives are used in a wide range of applications in the automotive, construction, packaging, pharmaceutical and textile industries.

The AT Plastics business of Acetex develops and manufactures specialty polymers and films products. Specialty polymers are used in the manufacture of a variety of plastics products, including packaging and laminating products, auto parts, adhesives and medical products.  The films business focuses on products for the agricultural, horticultural and construction industries.

Acetex directs its operations from its corporate head office in Vancouver, Canada. Acetex has plants in France, Spain, and Edmonton, Alberta, and sells to customers in Europe, the United States, Canada, and around the world.  Acetex’s common shares are listed for trading under the symbol “ATX” on The Toronto Stock Exchange which has neither approved nor disapproved the information contained herein.

For further information contact: Lynn Haycock (604) 688-9600 or via e-mail at haycock@acetex.com.